UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from                      to

Commission file number 1-11073

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTERN UNION FINANCIAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST DATA CORPORATION

6200 S. Quebec Street

Greenwood Village, CO 80111

Explanatory Note

This Form 11-K/A amends and restates the Annual Report on Form 11-K filed June 25, 2004, to revise the report of the independent registered accounting firm to only make reference to their audits having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2003 and 2002 and for the year ended December 31, 2003.

WESTERN UNION FINANCIAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002

and for the Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Western Union Employee Benefits Fund Committee

We have audited the accompanying statement of net assets available for benefits of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 24, 2004

Report of Independent Registered Public Accounting Firm

Western Union Employee Benefits Fund Committee

We have audited the accompanying statement of net assets available for benefits of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Denver, Colorado

June 13, 2003

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Investments: (see Note 2)
Participant loans	$2,761,634	$2,889,305
Investment in First Data Corporation Master Trust	33,053,572	29,212,737

Total investments	35,815,206	32,102,042

Receivables:
Employer contributions	697,170	668,872
Participant contributions and loan repayments	51,087	40

Total receivables	748,257	668,912

Net assets available for benefits	$36,563,463	$32,770,954

See accompanying notes.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Contributions:
Employer	$2,284,232
Participant	1,812,677
Rollover	85,139

4,182,048

Investment income:
Plan’s interest in First Data Corporation Master Trust investment income	3,594,183
Loan interest	204,038

3,798,221

Total additions	7,980,269

Deductions from net assets attributed to:
Transfers to other plans	652,987
Benefit payments	3,534,773

Total deductions	4,187,760

Net increase in net assets	3,792,509
Net assets available for benefits at beginning of year	32,770,954

Net assets available for benefits at end of year	$36,563,463

See accompanying notes.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2003

1. Plan Description

The following description of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective November 15, 1994, the Plan was established by Western Union Financial Services, Inc. (the “Company”), which became a wholly-owned subsidiary of First Data Corporation (“FDC”) on October 27, 1995.

The Plan is a defined contribution plan which covers employees of the Company included in a collective bargaining agreement providing for their participation in the Plan, with the exception of employees who do not receive compensation in United States dollars, leased employees and independent contractors. Covered employees become eligible to participate in the Plan on the first of the month following completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is an individual account plan intended to satisfy the requirements of Section 404(c) of ERISA. Benefits of the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Administration

Prior to February 5, 2003, the Plan Administrator was FDC’s Employee Benefits Administration and Investment Committee (the “EBAIC”), which was appointed by the Compensation and Benefits Committee of FDC’s Board of Directors. Effective February 5, 2003, the EBAIC was replaced by the First Data Investment Council (“FDIC”) and the First Data Employee Benefits Committee (“FDEBC”), which are also appointed by the Compensation and Benefits Committee of FDC’s Board of Directors. In addition, effective March 31, 2003, the FDEBC established a subcommittee, the Western Union Employee Benefits Fund Committee (“WUEBFC”) who administers and operates the Plan, hears, reviews, investigates and determines employee appeals and adopts and implements plan amendments. The FDIC establishes, amends and monitors compliance with investment policies, and selects and monitors trustees, outside advisors, investment managers and consultants of the Plan.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

The Plan, along with the First Data Corporation Incentive Savings Plan (the “ISP Plan”), participates in the First Data Corporation Master Trust for Defined Contribution Plans (the “Master Trust”), of which State Street Bank and Trust Company (“State Street” or “Trustee”) is the trustee. Hewitt Associates (“Hewitt” or “Recordkeeper”) is the recordkeeper of the Plan. Assets in participants’ self-directed brokerage accounts are held by Harrisdirect.

Administrative expenses of the Plan, to the extent not paid for by the Company, are paid by the Master Trust, which reduces net investment earnings realized by participants.

Contributions

Each participant may make pre-tax contributions to the Plan of not less than 1% or more than 25% of their eligible compensation and after-tax contributions of up to 16% of their eligible compensation as defined by the Plan, not to exceed the maximum allowed under Section 402(g) of the Internal Revenue Code (the “Code”). In addition, the pre-tax and after-tax contributions combined cannot exceed 25% of eligible compensation. Participants may also roll over qualified distributions into the Plan, including personal Individual Retirement Accounts.

Participants age 50 or over by the close of the Plan year are eligible to make an additional tax-deferred payroll contribution (“catch-up contribution”), subject to certain limitations imposed by the Code.

The Company matches 25% of the first 6% of a participant’s eligible compensation contributed to the Plan to a maximum of 1.5% of the participant’s eligible compensation (“matching contribution”) for the year. Additionally, the Company makes a contribution each pay period to all participants with at least one year of service in an amount equal to 4% of each participant’s eligible compensation (“basic contribution”). The Company makes an annual contribution of $650 per participant to all participants who are employees of the Company and eligible to participate in the Plan as of the last day of the Plan year (“annual contribution”). On December 31, 2003 and 2002, the annual contribution was approximately $668,000 and $669,000, respectively, in the aggregate, and is included as a receivable in the accompanying financial statements. In addition, the

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

Company may make a contribution determined by the Board of Directors and allocated based on the participant’s compensation as compared to the compensation of other participants (“special contribution”). The special contribution can be made in cash, FDC common stock or a combination thereof. No such contribution was made during 2003. All elective and company contributions are invested in fund options as directed by the participants.

Vesting

The amount contributed by a participant, including rollover contributions and earnings thereon, are vested immediately. The Company’s matching, basic, annual and special contributions vest over a five-year service period: 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years. Upon death, disability or retirement (age 65), the participant’s entire account becomes vested.

Participant Loans

The Plan has a loan provision that allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested account balances. Loans made under the Plan bear interest at the prime rate plus 1%. The rate is fixed for the term of the loan, which can range from 12 months to five years, or twenty-five years for primary residential loans, subject to certain exceptions. A maximum of two loans, one short-term and one residential, is allowed to be outstanding at a time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers and the Company’s contributions and is credited or charged with investment income or loss, net of expenses. Participant accounts are charged for withdrawals and forfeitures. Participants are responsible for directing the investment of assets held in their accounts among the various investment funds available in the Plan.

Payment of Benefits

At the time of death, disability, termination of service, retirement, or reaching age 59½, the participant or his/her beneficiary may receive a distribution of his/her vested account balance. In addition, hardship withdrawals prior to such time are permitted if certain

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

criteria are met. Payout options for withdrawals upon termination of employment, retirement or disability include lump-sum, installment or annuities. Distributions upon death will be in the form of a lump-sum payment. Effective March 2, 2003, all distributions are made in the form of a lump-sum payment.

Investment Options

Upon enrolling in the Plan, participants are responsible for designating how contributions are apportioned among the Plan’s investment options. Participants may choose among investment funds, including a self-directed brokerage account, which allows participants to buy and sell almost any mutual fund or other public security available, and an FDC Stock Fund. FDC stock, however, may not be traded in the self-directed brokerage account. A participant may elect to change their investment options daily.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts may be used to reduce future Company contributions or pay administrative expenses of the Plan. During the year ended December 31, 2003, the Company did not use forfeitures to reduce Company contributions. Approximately $64,000 of forfeitures were used to pay expenses through the Master Trust (Note 3). At December 31, 2003 and 2002, forfeitures of approximately $69,000 and $3,000, respectively, were held in an unallocated account in the Master Trust.

Net Transfers to Other Plans

Plan assets may be transferred into and out of the Plan directly from and to other FDC-sponsored qualified defined contribution plans as a result of employee status changes. The following summarizes the transfers of Plan assets for the year ended December 31, 2003:

Transfers to other plans:
First Data Corporation Incentive Savings Plan	$652,987

$652,987

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value. Stocks and mutual funds are valued at fair value, based on current market prices. The collective trust funds are reflected at the net asset value of units of participation as established by the Trustee, based on quoted market prices of the underlying assets. The Stable Value, PIMCO Total Return, Vanguard Institutional Index and FDC Stock funds are valued on a unitized basis. Participant loans are valued at cost, which approximates fair market value.

Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require estimates to be made that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2003 and 2002, there were approximately $30,000 and $70,000, respectively, in benefits approved but not paid.

3. First Data Corporation Master Trust

The Master Trust was established in 2002 for the investment of assets of the Plan and the ISP Plan. The Plan held an ownership interest in the Master Trust of approximately 4% at December 31, 2003 and 2002. The Plan’s interest in the net investment income from the Master Trust was approximately 3% for the year ending December 31, 2003.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

The Trustee maintains the assets of the Plan. Each participating plan has an individual interest in the Master Trust. Investment income or loss, net of expenses, relating to the Master Trust is allocated to the individual plans based upon the balances invested by each plan based on participant elections.

As of December 31, 2003 and 2002, the condensed statements of net assets for the Master Trust are as follows:

	2003	2002
Investments, at fair value:
Cash	$7,527,537	$5,126,942
Mutual funds	515,409,324	360,257,423
Collective trust fund	184,263,000	180,518,227
FDC common stock	152,817,942	136,021,814
Other common stock	14,254,311	9,356,279
Government obligations	262,398	122,609
Preferred stock	34,688	31,005
Corporate bonds	100,528	—
Other	103,102	14

	874,772,830	691,434,313
Dividends and interest receivable	988,025	954,642

Total assets	$875,760,855	$692,388,955

The following investments represent 5 percent or more of the Master Trust’s net assets as of December 31, 2003 and 2002:

	2003	2002
Invesco Stable Value Fund	$184,263,000	$180,518,227
Vanguard Institutional Index Fund	130,290,421	98,502,234
FDC Common Stock	152,817,942	136,021,814
Fidelity Dividend Growth Fund	80,870,248	66,295,270
Fidelity Freedom 2020 Fund	73,088,389	60,241,784

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

The investment balance includes 3,719,103 and 3,841,339 shares of FDC common stock having fair value of $152,817,942 and $136,021,814 as of December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, respectively, the Master Trust had accrued approximately $75,000 and $77,000 in dividends from FDC common stock.

Participants are allowed to vote in their share of the FDC common stock fund if the vote is submitted within a specified time period. For those voting interests that are not received within that time period, the Trustee will vote on the participants’ behalf.

The net investment income of the Master Trust for the year ending December 31, 2003 is as follows:

2003
Interest and dividends	$17,681,746
Net appreciation in fair value of investments	117,990,660
Administrative expenses	(2,413,428)

Net investment income	$133,258,978

For the year ending December 31, 2003, the Master Trust’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2003
Mutual funds	$92,157,319
FDC common stock	21,718,111
Other common stock	4,169,901
Government obligations	1,355
Preferred stock	1,722
Corporate bonds	(1,742)
Other	(56,006)

$117,990,660

Expenses of the Master Trust and expenses of the plans participating in the Master Trust are paid through the Master Trust by allocations of administrative fees and forfeitures from the participating plans. During the year ended December 31, 2003, the Company

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

used approximately $1,600,000 of the participating plans’ forfeitures to pay administrative expenses (Note 1).

4. Income Tax Status

The Plan received a determination letter dated September 20, 2002 from the Internal Revenue Service (“IRS”), stating that the Plan and the related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended and restated since receiving this determination letter, but the Company continues to believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2003 and 2002.

5. Party-in-Interest Transactions

Certain Plan investments are shares of funds managed by the Trustee and certain Plan investments are in mutual funds managed by Harrisdirect, the custodian of the self-directed brokerage account, therefore, these transactions qualify as party-in-interest transactions.

As further described in Note 3 the Master Trust holds investments in FDC common stock, therefore, these transactions also qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7. Risks and Uncertainties

The Master Trust provides for various investments in mutual funds, a collective trust fund, common stock, FDC common stock, and other investments. Investments in general are subject to various risks, such as interest rate, credit and overall market volatility risks. The Master Trust’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

7. Risks and Uncertainties (continued)

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits and benefit payments per the financial statements to the Form 5500:

	December 31, 2003	December 31, 2002

Net assets available for benefits per the financial statements	$36,563,463	$32,770,954
Amounts allocated to withdrawing participants	(29,578)	(70,352)

Net assets available for benefits per the Form 5500	$36,533,885	$32,700,602

Benefits paid to participants per the financial statements	$3,534,773
Add: Amounts allocated to withdrawing participants at December 31, 2003	29,578
Less: Amounts allocated to withdrawing participants at December 31, 2002	(70,352)

Benefits paid to participants per the Form 5500	$3,493,999

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

Supplemental Schedule

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

EIN: 22-2993574 Plan Number: 011

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Current Value
Participant Loans
*Plan participants	Interest rates ranging from 5.0% to 10.5%, various maturity dates	2,761,634	$2,761,634

Total Investments			$2,761,634

*	Denotes a party-in-interest to the Plan (see Note 5).

All other investments are held in the FDC Master Trust and have been excluded from this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WESTERN UNION FINANCIAL SERVICES, INC. RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

WESTERN UNION EMPLOYEE BENEFITS FUND COMMITTEE, as Plan Administrator

Date: July 15, 2004	By:	/s/ Gordon Parry
Gordon Parry
SVP, Compensation and Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Anton Collins Mitchell LLP

23.2	Consent of Ernst & Young LLP